Issuer Castellum AB
File NO.: 82-04683

RECEIVED PROCESSING 2007 SECTION

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington D.C. 20549
U.S.A.

07026180

SUPPL

Gothenburg, August 15, 2007

Special Counsel / Office of International Corporate Finance

PRESS RELEASES

Enclosed please find our latest Press Release:

Press Release 11/2007, Castellum invests for SEKm 375
Press Release 12/2007, Growth in Castellum's income from property management 6%. Enclosure: Half-year Report January – June 2007

Very truly yours,

PROCESSED
AUG 23 2007
THOMSON
FINANCIAL

CASTELLUM AB

Håkan Hellström

p.p. Maria Kileby

Postadress *Postal address*	*Besöksadress* *Visiting address*	*Telefon* *Telephone*	*Telefax* *Facsimile*	*E-post/Internet* *E-mail/Internet*	*Org nr* *Corp.id.no.*	*Styrelsens säte* *Registered office*
Castellum AB (publ) Box 2269 SE-403 14 Göteborg Sweden	Kaserntorget 5	+46 (0)31 60 74 00	+46 (0)31 13 17 55	info@castellum.se www.castellum.se	556475-5550	Göteborg Sweden

PRESS RELEASE 12/2007

Gothenburg July 18th, 2007

Growth in Castellum's income from property management 6%

- **Rental income for the period January – June 2007 amounted to SEKm 1,094 (SEKm 984 corresponding period previous year).**
- **Net income after tax for the year amounted to SEKm 674 (668), equivalent to SEK 4.11 (4.07) per share.**
- **Income from property management improved by 6% to SEKm 442 (417), equivalent to SEK 2.70 (2.54) per share.**
- **Net leasing has continued its strong trend during the period and amounted to SEKm 58 (41).**
- **The level of investments has remained high during the period and was SEKm 1,492 (834).**

Income from property management for the period, i.e. net income excluding changes in value and tax, amounted to SEKm 442 (417), equivalent to SEK 2.70 (2.54) per share. The improvement amounts to 6%.

During the period changes in value on properties and derivatives amounted to, respectively SEKm 374 (325) and SEKm 120 (168). After deduction for tax of SEKm 262 (242) net income for the period was SEKm 674 (668), equivalent to SEK 4.11 (4.07) per share.

During the period investments totalling SEKm 1,492 (834) were made, of which SEKm 995 (361) were acquisitions and SEKm 497 (473) new construction, extensions and refurbishment. Further, 2 (7) properties were sold for a total of SEKm 6 (126) which gave SEKm 2 (29) in realized result.

"The project portfolio has a positive development with many major and minor projects which in the long run will improve income from property management" comments Castellum's CEO, Håkan Hellström. "In the short term we now see negative effects of increasing market interest rates" adds Håkan Hellström.

Enclosure: Half-year Report January – June 2007

Castellum is one of the major listed real estate companies in Sweden. The fair value of the real estate portfolio amounts to over SEK 26 billion, and comprises commercial properties. The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Mälardalen and Eastern Götaland. Castellum is listed on OMX – Nordic Exchange in Stockholm.

For further information, please contact
Håkan Hellström, CEO, phone +46 31 60 74 00 / mobile +46 705-60 74 56

CASTELLUM



In the area Västra Mark in Växjö a commercial property was acquired. The lettable area amounts to approx. 31,000 sq.m. and holds office and industrial premises as well as restaurant and conference facilities.

Half-year Report January-June 2007

Half-year Report January-June 2007

Castellum is one of the major listed real estate companies in Sweden. The fair value of the real estate portfolio amounts to over SEK 26 billions, and comprises commercial properties.

The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg (incl. Borås, Kungsbacka and Halmstad), the Öresund Region (Malmö, Lund and Helsingborg), Greater Stockholm, Mälardalen (Örebro, Västerås and Uppsala) and Eastern Götaland (Jönköping, Linköping, Värnamo and Växjö).

Castellum is listed on OMX Nordic Exchange in Stockholm.

- Rental income for the period January-June 2007 amounted to SEKm 1,094 (SEKm 984 corresponding period previous year).
- Net income after tax for the period amounted to SEKm 674 (668), equivalent to SEK 4.11 (4.07) per share.
- Income from property management improved by 6% to SEKm 442 (417), equivalent to SEK 2.70 (2.54) per share.
- Net leasing has continued its positive trend and amounted to SEKm 58 (41) during the period.
- The level of investments has remained high during the period and was SEKm 1,492 (834).

DATA PER SHARE

SEK	2007 Jan-June	2006 Jan-June	2006	2005	2004	2003	2002	2001	2000
Income property management	2.70	2.54	5.38	5.00	4.52	4.07	3.77	3.30	2.65
Change	**+6%**		**+8%**	**+11%**	**+11%**	**+8%**	**+14%**	**+24%**	
Net income after tax	4.11	4.07	10.21	7.89	5.59	2.68	4.00	5.68	4.07
Change	**+1%**		**+29%**	**+41%**	**+108%**	**-33%**	**-30%**	**+39%**	
Dividend			2.85	2.62	2.38	2.13	1.88	1.63	1.38
Change			**+9%**	**+11%**	**+12%**	**+13%**	**+15%**	**+18%**	

Business Concept

Castellum's business concept is to develop and add value to its real estate portfolio, focusing on the best possible earnings and asset growth, by offering customised commercial properties, through a strong and clear presence in five Swedish growth regions.

Objective

Castellum's operations are focused on cash flow growth, which along with a stable capital structure provide the preconditions for good growth in the company, while at the same time offering shareholders a competitive dividend.

The objective is an annual growth in cash flow, i.e. income from property managament per share, of at least 10%. In order to achieve this objective, investments of at least SEKm 1,000 per year will be made. All investments will contribute to the objective of growth in income from property management within 1-2 years and have a value potential of at least 10%. Sales of properties will take place when justified from a business standpoint and when an alternative investment with a higher yield can be found.

Strategy for funding

Capital structure

Castellum will have a stable capital structure, meaning an equity/asset ratio of 35-45% and an interest coverage ratio of at least 200%.

Repurchase or sale of own shares may be used for adjusting the company's capital structure. Transfer of own shares may also be used at acquisition of properties. Own shares may not be traded for the sole purpose of capital gain.

Dividend

At least 60% of income from property management after full tax deduction will be distributed, however investment plans, consolidation needs, liquidity and financial position in general will be taken into account.

The stock and credit markets

Castellum shall work for a stable and positive price trend with high liquidity in the compay's share. However, all actions will be made from a long term perspective.

Castellum will have a frequent, open and fair reporting to shareholders, the capital and credit markets as well as media, yet without disclosing any individual business relation.

In the long term Castellum will be one of the largest listed real estate companies in Sweden.



Income, Costs and Results

Comparisons, shown in brackets, are made with the corresponding period previous year except in parts describing assets and financing, where comparison are made with the end of previous year. For definitions see Castellum's website, ***www.castellum.se***

Income from property management for the period, i.e. net income excluding changes in value and tax, amounted to SEKm 442 (417), equivalent to SEK 2.70 (2.54) per share. The improvement is 6%. The improvement in income is chiefly an effect of investments made but has also been limited by increased interest rates.

INCOME FROM PROPERTY MANAGEMENT PER SHARE



Isolated quarter, SEK (bars)
Rolling annual value, SEK (line)
1.50
1.25
1.00
0.75
0.50
0.25
0.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

During the first six months, changes in value on properties and derivatives amounted to, respectively, SEKm 374 (325) and SEKm 120 (168). Net income for the period was SEKm 674 (668), equivalent to SEK 4.11 (4.07) per share.

Rental income

Group rental income amounted to SEKm 1,094 (984). The improvement is chiefly an effect of a larger real estate portfolio.

Castellum's lease portfolio is presently considered to be in line with the market rents. Meaning that a majority of the contracts expiring are extended with in principle unchanged conditions. For office and retail properties, the average contracted rental level amounted to SEK 1,112 per sq.m., whereas it for warehouse and industrial properties amounted to SEK 639 per sq.m. Rental levels have increased by approx. 2.5% compared with previous year.

Castellum has a wide spread of risk in the commercial lease portfolio consisting of approx. 4,100 commercial contracts, spreading over many sectors and durations. The single largest contract makes up for 1% of Castellum's total rental income.

The economic occupancy rate was 87.3%, which is somewhat higher than previous year. The total rental value for vacant premises amounts to approx. SEKm 324 on an annual basis.

The leasing remains at a high level. The gross leasing during the period was SEKm 159 (141) and the net leasing was SEKm 58 (41). The time difference between reported net leasing and the effect in income thereof is estimated to between 6-18 months.

NET LEASING



Isolated quarter, SEKm
160
140
120
100
80
60
40
20
0
-20
-40
-60
-80
New leases
Terminations
Net leasing, rolling annual value
2000 2001 2002 2003 2004 2005 2006 2007

The strong deamand for commercial premises remains. The growth in the Swedish industry has ment a continued good demand for all types of premises on all of Castellum's local markets. The demand in general has been larger than new construction which has started to lead to a shortage of some types of premises on certain local markets. A slight increase in rental levels has been seen for central locations, however a overall increase for other markets cannot been seen today.

Property costs

Property costs amounted to SEKm 384 (365) corresponding to SEK 266 per sq.m. (274). The decrease in costs per sq.m. was 3% and is chiefly explained by lower costs for heating. Energy consumption for heating during the period has been calculated to 79% (107%) of a normal year according to degree day statistics.

Central administrative expenses

Central administrative expenses were SEKm 37 (32). This includes costs for a profit and share price related incentive plan for senior management of SEKm 4 (4).

Net financial items

Net financial items were SEKm –231 (–170). The average interest rate level during the period was 4.1% (3.6%). The increase of 0.5% has lead to higher costs in net financial items of approx. SEKm 25 compared to the corresponding period previous year. Castellum's interest rate maturity structure provides limited exposure to changes in the market interest rate. Assuming an unchanged volume of loans and a retained average fixed interest term, an immediate change in the market interest rate of one percentage unit would affect net financial items by SEKm 70 during the following year, equivalent to 8% of income from property management.

Changes in value

During the period 2 properties (7) were sold for a total of SEKm 6 (126), which gave SEKm 2 (29) in realized results.

The real estate market is characterized by continued high activity, large damand and continued limited supply followed by increasing prices. The increase in prices is relatively general regarding both property type as well as geography.

Since the year-end, the market yield is assumed to have been reduced by 0,1%-units, which along with minor changes in value on acquisitions and investments made give a change in value of SEKm 372, corresponding to 1.4%. Since every property is valued individually consideration has not been taken to the market premium on portfolios seen on the real estate market.

Castellum uses financial instruments such as interest rate swaps in order to achieve the desired interest rate maturity structure. If the agreed interest rate deviates from the market interest rate there is a theoretical surplus or subvalue on the financial instruments, which is reported in the income statement. As an effect of increasing market interest rates the value has changed with SEKm 120 (168) during the period and the value was SEKm 65 at the end of the period.

Tax

The nominal tax rate for companies in Sweden is 28%. However, the current tax paid is lower due to the possibility to defer the taxation by depreciations for tax purposes and investments deductible for tax purposes and to use tax loss carry forwards. This increses the non cash flow effecting deferred tax cost with the same amount as the current tax paid is reduced.

TAX CALCULATION 30-06-2007

SEKm	Basis current tax	Basis deferred tax
Income from property management	442	
Deductions for tax purposes		
depreciations	– 228	228
investments	– 109	109
Other tax allowances	– 7	10
Taxable income from property management	98	347
Taxable gain on properties sold	1	– 1
Non taxable changes in value on properties	–	372
Non taxable changes in value on derivatives	–	65
Taxable changes in value on derivatives	55	–
Taxable income for the period	154	783
Tax loss carry forwards, opening balance	– 337	337
Tax loss carry forwards, closing balance	201	– 201
Taxable income	**18**	**919**
Of which 28% current/deferred tax	5	257

Real estate portfolio

The real estate portfolio consists entirely of Swedish properties, and is found in Greater Gothenburg, the Öresund Region, Greater Stockholm, Mälardalen and Eastern Götaland. The main focus of the portfolio is in the three major urban regions.

The commercial portfolio consists of office and retail properties as well as warehouse and industrial properties, mainly concentrated to well-situated working-areas with good means of communication and services.

Investments and sales

During the period, the following changes in the real estate portfolio have occurred.

CHANGES IN THE REAL ESTATE PORTFOLIO

	Fair value, SEKm	Number
Real estate portfolio on 1 January, 2007	24 238	515
+ Acquisitions	995	23
+ New construction, extensions and refurbishment	497	–
– Sales	– 4	– 2
+ Unrealized changes in value	372	–
Real estate portfolio on 30 June, 2007	26 098	536

During the period investments totalling SEKm 1,492 (834) were made, of which SEKm 995 (361) were acquisitions and SEKm 497 (473) new construction, extensions and refurbishment. Of the total investments, SEKm 591 related to Eastern Götaland, SEKm 472 to Greater Gothenburg, SEKm 214 to Mälardalen, SEKm 150 to Greater Stockholm and SEKm 65 to the Öresund Region.

INVESTMENTS



Isolated quarter, SEKm (bars)
Rolling annual value, SEKm (line)
New construction, extensions and refurbishment
Acquisitions
1 200
1 100
1 000
900
800
700
600
500
400
300
200
100
0
3 000
2 750
2 500
2 250
2 000
1 750
1 500
1 250
1 000
750
500
250
0
2000
2001
2002
2003
2004
2005
2006
2007

Accounting Principles

Castellum follows the by the EU adopted IFRS standards and the interpretations of them (IFRIC). This interim report has been prepared according to IAS 34 Interim Financial Reporting. Accounting principles and methods for calculations have remained unchanged compared to the Annual Report previous year.

CASTELLUM'S REAL ESTATE PORTFOLIO

	30-06-2007				January-June 2007						
	No. of properties	Area thous. sq.m.	Fair value SEKm	*Fair value SEK/sq.m.*	Rental value SEKm	*Rental value SEK/sq.m.*	Economic occupancy rate	Rental income SEKm	Property costs SEKm	*Property costs SEK/sq.m.*	Net operating income SEKm
Office/retail											
Greater Gothenburg	74	386	4 828	*12 500*	218	*1 130*	92.9%	203	51	*266*	152
Öresund Region	46	301	4 598	*15 276*	192	*1 273*	90.7%	174	46	*304*	128
Greater Stockholm	44	302	3 409	*11 314*	189	*1 252*	79.0%	149	51	*336*	98
Mälardalen	51	247	2 223	*8 996*	117	*948*	87.4%	102	30	*244*	72
Eastern Götaland	44	274	2 264	*8 252*	124	*905*	90.8%	113	40	*290*	73
Total office/retail	**259**	**1 510**	**17 322**	***11 472***	**840**	***1 112***	**88.2%**	**741**	**218**	***288***	**523**
Warehouse/industrial											
Greater Gothenburg	92	561	3 541	*6 310*	180	*642*	87.3%	157	36	*127*	121
Öresund Region	39	280	1 655	*5 912*	88	*633*	80.4%	71	20	*142*	51
Greater Stockholm	35	189	1 211	*6 405*	77	*813*	85.0%	66	21	*218*	45
Mälardalen	41	163	795	*4 886*	50	*614*	86.7%	43	12	*154*	31
Eastern Götaland	29	159	599	*3 769*	37	*460*	87.6%	32	10	*128*	22
Total warehouse/industrial	**236**	**1 352**	**7 801**	***5 770***	**432**	***639***	**85.4%**	**369**	**99**	***146***	**270**
Total	**495**	**2 862**	**25 123**	***8 779***	**1 272**	***889***	**87.3%**	**1 110**	**317**	***221***	**793**
Leasing and property administration									64	*45*	– 64
Total after leasing and property administration									**381**	***266***	**729**
Development projects	12	38	483	–	16	–	–	5	5	–	0
Undeveloped land	29	–	492	–	–	–	–	–	–	–	–
Total	**536**	**2 900**	**26 098**	**–**	**1 288**	**–**	**–**	**1 115**	**386**	**–**	**729**

The table above relates to the properties owned by Castellum at the end of the period and reflects the income and costs of the properties as if they had been owned during the whole period. The discrepancy between the net operating income of SEKm 729 accounted for above and the net operating income of SEKm 710 in the income statement is explained by the adjustment of the net operating income of SEKm 19 on properties acquired/completed during the period, which are recalculated as if they had been owned or completed during the whole period.

FAIR VALUE BY PROPERTY TYPE



Office/Retail 66%
Warehouse/
Industrial 30%
Projects and
Undeveloped land 4%

FAIR VALUE BY REGION



Greater Gothenburg 34%
Greater Stockholm 19%
Mälardalen 12%
Öresund Region 24%
Eastern Götaland 11%

PROPERTY RELATED KEY RATIOS

	2007 January-June	2006 January-June	2006 January-December
Rental value, SEK/sq.m.	889	862	864
Economic occupancy rate	87.3%	87.6%	87.1%
Property costs, SEK/sq.m.	266	274	259
Net operating income, SEK/sq.m.	509	480	494
Fair value, SEK/sq.m.	8 779	8 140	8 466
Number of properties	536	500	515
Lettable area, thousand sq.m.	2 900	2 695	2 787

SEGMENT INFORMATION

	Rental income		Net operating income incl. changes in value on properties	
SEKm	2007 Jan-June	2006 Jan-June	2007 Jan-June	2006 Jan-June
Greater Gothenburg	360	320	378	337
Öresund Region	245	239	237	253
Greater Stockholm	212	185	220	153
Mälardalen	142	128	116	108
Eastern Götaland	135	112	133	93
Total	**1 094**	**984**	**1 084**	**944**

Financing

FINANCING 30-06-2007


Shareholders' equity
SEKm 10 391 (40%)
Deferred tax liabilities
SEKm 3 066 (12%)
Interest bearing liabilities
SEKm 12 154 (46%)
Non interest bearing
liabilities
SEKm 685 (2%)

Shareholders' equity and Net Asset Value

Shareholders' equity was SEKm 10,391 (9,178), representing an equity/assets ratio of 40% (42%). In order to regulate the company's capital structure the company can repurchase 9.2 million own shares in addition to the eight million shares which were repurchased earlier.

The net asset value can based on the balance sheet, without considering the uncertainty range of +/– 5-10% normally used in property valuations, be calculated to SEKm 13,457 corresponding to SEK 82 per share pre tax and to SEKm 12,362 corresponding to SEK 75 per share after deduction of a calculated 10% effective tax.

Interest-bearing liabilities

As of 30 June, 2007 Castellum had long term binding credit agreements totalling SEKm 12,800 (11,050), long term bonds totalling SEKm 650 (350), short term binding credit agreements totalling SEKm 776 (1,776) and a commercial paper program of SEKm 4,000 (3,000). Outstanding commercial papers of SEKm 3,786 are fully covered by unutilized long term credit agreements. After deduction of liquid assets of SEKm 10 (8), net interest-bearing liabilities were SEKm 12,144 (10,829). The average duration of Castellum's long term credit agreements as of 30 June, 2007 was 5.1 years (5.8).

The average effective interest rate as of 30 June, 2007 was 4.3% (4.0%), while the market interest rate for an equal portfolio amounts to 4.6%. The average fixed interest term on the same date was 2.1 years (2.3) and has been achieved through the extension of loans with short term fixed interest terms by interest swap agreements. The share of loans with interest rate maturity during the next 6 months was 49% (48%). According to the financial policy, the average fixed interest term will be 1.5-3 years and the share of interest rate maturity during the next 6 months will be no more than 50%.

INTEREST RATE AND LOAN MATURITY STRUCTURE 30-06-2007

	Interest rate maturity structure		Loan maturity structure	
SEKm	Interest rate maturity,	Average interest rate	Credit agreements,	Utilized,
0-1 year	7 144	4.2%	4 563	3 974
1-2 years	1 300	4.0%	1 000	300
2-3 years	950	4.4%	950	750
3-4 years	100	5.3%	500	500
4-5 years	700	4.7%	3 500	1 100
5-10 years	1 950	4.5%	7 500	5 520
Total	**12 144**	**4.3%**	**18 013**	**12 144**

The Parent Company

The parent company Castellum AB is responsible for matters concerning the stock market such as consolidated reports and stock market information and the credit market such as funding and financial risk management.

The parent company takes part in decisions on major investments, acquisitions and sales of assets by involvement in the Board of the subsidiaries.

INCOME STATEMENT AND BALANCE SHEET

INCOME STATEMENT SEKm	2007 Jan-June	2006 Jan-June	2006 Jan-Dec
Income	5	5	10
Operating expenses	– 28	– 24	– 50
Net financial items	6	6	574
Changes in value, derivatives	120	168	178
Income before tax	**103**	**155**	**712**
Tax	– 29	– 43	– 41
Net income for the period/year	**74**	**112**	**671**

BALANCE SHEET, SEKm	30/6 2007	30/6 2006	31/12 2006
Participations in Group comp.	4 087	3 727	4 087
Receivables, Group comp.	12 178	10 522	11 258
Other assets	5	8	7
Derivatives	65	–	–
Cash and bank	0	0	0
Total	**16 335**	**14 257**	**15 352**
Shareholders' equity	3 880	3 707	4 273
Interest bearing liabilities	11 844	10 065	10 531
Derivatives	–	65	55
Interest bearing liabilities Group companies	445	293	398
Other liabilities	166	127	95
Total	**16 335**	**14 257**	**15 352**

Opportunities and Risks

Opportunities and Risks in the Cash Flow

Increasing market interest rates is generally an effect of economic growth and increasing inflation, which is thought to give higher rental income. This is in part due to that the demand for premises is thought to increase leading to reduced vacancies and hence the potential for increasing market rents and in part due to that the index clause in the commercial contracts is compensating the increasing inflation. An economic boom therefore means higher interest costs but also higher rental income, while the opposite relationship is true during a recession. The change in rental income and interest costs does not take place at the exact same time, why the effect on income in the short term may occur at different points in time.

Opportunities and Risks in Property Values

Castellum reports its properties at fair value with changes in value in the income statement. This means that the result in particular but also the financial position may be more volatile. The value of the properties are determined by supply and demand, where the prices are mainly depending on the properties' expected net operating income and the buyer's required yield. An increasing demand gives lower required yields and hence an upward adjustment in prices, while a weaker demand has the opposite effect. In the same way, a positive real development in net operating income gives an upward adjustment in prices, while a low real growth has the opposite effect.

In property valuations consideration should be taken to an uncertainty range of +/– 5-10%, in order to reflect the uncertainty that exist in the assumptions and calculations made.

Financial Risk

Castellum's greatest financial risk is to lack access to funding. A low borrowing ratio limits this risk and also means less exposure to interest rate changes. Existing credit agreements are reviewed and renegotiated on an ongoing basis and new agreements are signed when needed in order to secure Castellum's need for long term funding.

Signing of the Half-year Report

The Board of Directors and the Chief Executive Officer assure that the Half-year Report provide a fair view of the parent company's and the Group's operations, financial position and result as well as describes significant risks and uncertainties that the parent company and the companies included in the Group are faced with.

Gothenburg 18 July 2007

Jan Kvarnström, Chairman
Per Berggren, Board member
Marianne Dicander Alexandersson, Board member

Ulla-Britt Fräjdin-Hellqvist, Board member
Christer Jacobson, Board member

Göran Lindén, Board member
Mats Wäppling, Board member
Håkan Hellström, CEO

Auditors' Report

Independent Auditors' Report on Review of Interim Financial Information.

To the Board of Directors of Castellum AB

Corporate indetity number: 556475-5550

Introduction

We have reviewed the accompanying Half-year Report for the period 01-01-2007–30-06-2007 Management is responsible for the preparation and presentation of this Half-year report in accordance with IAS 34 and the Annual Accounts Act. Our responsibility is to express a conclusion on this Half-year Report based upon our review.

Scope of Review

We conducted our review in accordance with the International Standard on Review Engagements SÖG 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and generally accepted auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying Half-year Report is not prepared, in all material respects, in accordance with IAS 34 and the Annual Accounts Act.

Gothenburg 18 July 2007

Carl Lindgren, Auktoriserad revisor
Ingemar Rindstig, Auktoriserad revisor

INCOME STATEMENT

SEKm	2007 April-June	2006 April-June	2007 Jan-June	2006 Jan-June	Rolling 12 months July 06-June 07	2006 Jan-Dec
Rental income	552	494	1 094	984	2 124	2 014
Operating expenses	– 95	– 92	– 219	– 216	– 396	– 393
Maintenance	– 24	– 22	– 48	– 46	– 102	– 100
Ground rent	– 5	– 5	– 10	– 9	– 19	– 18
Real estate tax	– 21	– 19	– 43	– 39	– 78	– 74
Leasing and property administration	– 32	– 27	– 64	– 55	– 124	– 115
Net operating income	**375**	**329**	**710**	**619**	**1 405**	**1 314**
Central administrative expenses	– 21	– 18	– 37	– 32	– 72	– 67
Net financial items	–118	– 88	– 231	– 170	– 425	– 364
Income from property management	**236**	**223**	**442**	**417**	**908**	**883**
Changes in value						
Properties, realized	2	3	2	29	56	83
Properties, unrealized	339	270	372	296	1 138	1 062
Derivatives, unrealized	98	83	120	168	130	178
Income before tax	**675**	**579**	**936**	**910**	**2 232**	**2 206**
Current tax	– 3	0	– 5	0	– 15	– 10
Deferred tax	– 188	– 150	– 257	– 242	– 537	– 522
Net income for the period/year	**484**	**429**	**674**	**668**	**1 680**	**1 674**

Since there are no minority interests the entire net income is attributable to the shareholders of the parent company.

DATA PER SHARE

	2007 April-June	2006 April-June	2007 Jan-June	2006 Jan-June	Rolling 12 months July 06-June 07	2006 Jan-Dec
Average number of shares, thousand	*164 000*	*164 000*	*164 000*	*164 000*	*164 000*	*164 000*
Earings after tax, SEK	2.95	2.62	4.11	4.07	10.24	10.21
Income from property management, SEK	1.44	1.36	2.70	2.54	5.54	5.38
Outstanding number of shares, thousand	*164 000*	*164 000*	*164 000*	*164 000*	*164 000*	*164 000*
Fair value of properties, SEK	159	136	159	136	159	148
Shareholders' equity, SEK	63	56	63	56	63	62

Since there is no potential common stock (e.g. convertibles), there is no effect of dilution. All share related key ratios have been recalculated based on the share split 4:1 carried out in April 2006.

FINANCIAL KEY RATIOS

	2007 April-June	2006 April-June	2007 Jan-June	2006 Jan-June	Rolling 12 months July 06-June 07	2006 Jan-Dec
Net operating income margin	68%	67%	65%	63%	66%	65%
Interest coverage ratio	300%	353%	291%	345%	314%	343%
Return on equity	9.8%	10.2%	9.6%	10.7%	17.2%	17.5%
Return on total capital	6.8%	6.9%	6.8%	6.8%	10.4%	10.4%
Investments, SEKm	598	472	1 492	834	2 941	2 283
Sales, SEKm	5	14	6	126	340	460
Equity/assets ratio	40%	41%	40%	41%	40%	42%
Borrowing ratio	47%	45%	47%	45%	47%	45%

BALANCE SHEET

SEKm	30 June 2007	30 June 2006	31 Dec 2006
Assets			
Investment properties	26 098	22 303	24 238
Other fixed assets	13	14	13
Current receivables	110	125	187
Derivatives	65	–	–
Cash and bank	10	8	8
Total assets	**26 296**	**22 450**	**24 446**
Shareholders' equity and liabilities			
Shareholders' equity	10 391	9 178	10 184
Deferred tax liability	3 066	2 395	2 723
Long term interest-bearing liabilities	12 154	10 071	10 837
Derivatives	–	65	55
Non interest-bearing liabilities	685	741	647
Total shareholders' equity and liabilities	**26 296**	**22 450**	**24 446**

CHANGES IN EQUITY

SEKm	*Number of outstanding shares, thousand*	Share capital	Reserves	Retained earnings	Total equity
Shareholders' equity 31-12-2005	*41 000*	**86**	**20**	**8 834**	**8 940**
Dividend, March 2006	–	–	–	– 430	– 430
Net income January-June 2006	–	–	–	668	668
Shareholders' equity 30-06-2006	*41 000*	**86**	**20**	**9 072**	**9 178**
Share split 4:1, April 2006	*123 000*	–	–	–	–
Net income July-December 2006	–	–	–	1 006	1 006
Shareholders' equity 31-12-2006	*164 000*	**86**	**20**	**10 078**	**10 184**
Dividend, March 2007	–	–	–	– 467	– 467
Net income January-June 2007	–	–	–	674	674
Shareholders' equity 30-06-2007	*164 000*	**86**	**20**	**10 285**	**10 391**

CASH FLOW STATEMENT

SEKm	Jan-June 2007	Jan-June 2006	Jan-Dec 2006
Net operating income	710	619	1 314
Central administrative expenses	– 37	– 32	– 67
Reversed depreciations	2	2	5
Net financial items paid	– 141	– 133	– 365
Tax paid on income from property management	– 7	–	–
Cash flow from operating activities before change in working capital	**527**	**456**	**887**
Change in current receivables	65	– 38	– 88
Change in current liabilities	– 85	34	29
Cash flow from operating activities	**507**	**452**	**828**
Investments in existing properties	– 497	– 473	– 991
Property acquisitions	– 909	– 333	– 1 213
Change in liabilities at acquisitions of property	33	– 13	– 74
Property sales	6	126	457
Change in receivables at sales of property	12	2	– 10
Other net investments	0	– 3	– 5
Cash flow from investment activities	**– 1 355**	**– 694**	**– 1 836**
Change in long term liabilities	1 317	675	1 441
Dividend paid	– 467	– 430	– 430
Cash flow from investment activities	**850**	**245**	**1 011**
Cash flow for the period/year	**2**	**3**	**3**
Cash and bank, opening balance	8	5	5
Cash and bank closing balance	**10**	**8**	**8**

The Castellum Share

Castellum is listed on OMX Nordic Exchange in Stockholm and had at the end of the period about 7,500 shareholders. Shareholders registered abroad cannot be broken down in terms of directly held and nominee registered shares. The ten single largest Swedish shareholders can be seen in the table below.

DISTRIBUTION OF SHAREHOLDERS BY COUNTRY 30-06-2007


Sweden 46%
Of which
Private persons, private comp. 22%
Funds, insurance comp. etc. 19%
AP-funds 4%
Trusts, associations etc. 1%
USA 23%
Great Britain 9%
The Netherlands 4%
Luxembourg 4%
Other 14%

SHAREHOLDERS

Shareholders as of 30-06-2007	Number of shares, thousand	Percentage of voting rights and capital
László Szombatfalvy	11 000	6.7%
AFA Sjukförsäkrings AB	7 570	4.6%
AMF Pensionsförsäkrings AB	4 080	2.5%
Kåpan Pensioner Försäkringsförening	2 794	1.7%
Andra AP-fonden	2 411	1.5%
Swedbank Robur Realinvest	2 184	1.3%
AFA TFA Försäkrings AB	1 991	1.2%
Societe Generale Dep Des Services	1 876	1.2%
Tredje AP-fonden	1 329	0.8%
Fjärde AP-fonden	1 320	0.8%
Other shareholders registered in Sweden	38 123	23.2%
Shareholders registered abroad	89 322	54.5%
Total outstanding shares	164 000	100.0%
Repurchased shares	8 007	
Total registered shares	172 007	

There is no potential common stock (e.g. convertibles).

The Castellum share price as at June 30, 2007 was SEK 82.75 equivalent to a market value of SEK 13.6 billion, calculated on the number of outstanding shares.

Since the beginning of the year, a total of 91 million shares were traded, equivalent to an average of 740,000 shares per day, corresponding on an annual basis to a turnover rate of 113%.

During the last 12-month period the total yield of the Castellum share has been 16.1% including dividend of SEK 2.85 per share. Since the IPO on May 23, 1997 the total yield of the Castellum has been on average 22.7% per year.

TOTAL YIELD (INCLUDING DIVIDEND)

	July 2006 - June 2007	On average per year May 1997- June 2007
The Castellum Share	16.1%	22.7%
OMX Stockholm (SIX Return)	37.9%	11.9%
Real Estate Index Sweden (EPRA)	19.4%	19.2%
Real Estate Index Europe (EPRA)	18.2%	15.3%

THE CASTELLUM SHARE'S PRICE TREND AND TURNOVER SINCE IPO MAY 23, 1997 UNTIL JULY 12, 2007


Turnover, million shares per month
Share price, SEK
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
Castellum share price
Castellum share price incl. dividend
OMX Stockholm
(SIX Return incl. dividend)
Real Estate Index Sweden
(EPRA incl. dividend)
Real Estate Index Europe
(EPRA incl. dividend)
Turnover per month

CALENDAR

Interim Report January-September 2007	17 October, 2007
Year-end Report 2007	23 January, 2008
Annual General Meeting	27 March, 2008
Interim Report January-March 2008	16 April 2008
Half-year Report January-June 2008	16 July, 2008
Interim Report January-September 2008	16 October, 2008
Year-end Report 2008	21 January, 2008
Annual General Meeting	26 March, 2009

For further information please contact Håkan Hellström, CEO telephone +46 31-60 74 00

www.castellum.se

On Castellum's website it is possible to download as well as subscribe to Castellum's Pressreleases and Interim Reports.

The photos in this Half-year Report show Bagaren 10 in Växjö.

SUBSIDIARIES

Aspholmen Fastigheter AB
Radiatorvägen 17, SE-702 27 Örebro, Sweden
Telephone +46 19-27 65 00 Fax +46 19-27 65 19
orebro@aspholmenfastigheter.se
www.aspholmenfastigheter.se

Fastighets AB Briggen
Fredriksbergsgatan 1
Box 3158, SE-200 22 Malmö, Sweden
Telephone +46 40-38 37 20 Fax +46 40-38 37 37
fastighets.ab@briggen.se
www.briggen.se

Fastighets AB Brostaden
Bolidenvägen 14
Box 5013, SE-121 05 Johanneshov, Sweden
Telephone +46 8-602 33 00 Fax +46 8-602 33 30
info@brostaden.se
www.brostaden.se

Fastighets AB Corallen
Lasarettsgatan 3
Box 148, SE-331 21 Värnamo, Sweden
Telephone +46 370-69 49 00 Fax +46 370-475 90
info@corallen.se
www.corallen.se

Eklandia Fastighets AB
Ringögatan 12
Box 8725, SE-402 75 Gothenburg, Sweden
Telephone +46 31-744 09 00 Fax +46 31-744 09 50
info@eklandia.se
www.eklandia.se

Harry Sjögren AB
Kråketorpsgatan 20, SE-431 53 Mölndal, Sweden
Telephone +46 31-706 65 00 Fax +46 31-706 65 29
info@harrysjogren.se
www.harrysjogren.se

In the event of conflict in interpretation or differences between this report and the Swedish version, the latter will have priority.

CASTELLUM

Castellum AB (publ) • Box 2269, SE-403 14 Gothenburg, Sweden • Visiting address Kaserntorget 5
Telephone +46 31-60 74 00 • Fax +46 31-13 17 55 • E-mail info@castellum.se • www.castellum.se
Registered office: Gothenburg • Corporate identity no. 556475-5550

END